EMPRESAS ICA, S.A.B. DE C.V.

October 9, 2012

VIA EDGAR TRANSMISSION

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4631
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Empresas ICA, S.A.B. de C.V. Form 20-F for the Fiscal Year Ended December 31, 2011 Filed April 30, 2012 File No. 1-11080

Dear Mr. Cash:

By letter dated September 20, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 30, 2012 by the ICA Corporation (Empresas ICA, S.A.B de C.V. or the “Company”).  The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in italics below the Staff’s comments and have provided the Company’s responses immediately below the comments.
(All amounts are expressed in thousands of Mexican pesos, except earnings per share)

h. Transaction with RCO, page F-13

We note from your response to prior comment six that you believe there is a conflict between the requirements of IAS 27 (2008) and those of IAS 28 regarding how to account for this transaction. We believe, however, that IAS 27 should be applied for the disposal of CONIPSA and COVIQSA and then you should apply the guidance in IAS 28.22 for the calculation of the amount of gain to recognize, as part of your application of the equity method of accounting. Please apply the guidance in IAS 28.22 and address the need to revise your financial statements accordingly.

We would like to further clarify our conclusion with respect to the transaction between CONIPSA and COVIQSA and explain why we concluded that the requirements of IAS 27 (2008) were the appropriate guidance to apply. We concluded that the substance of the transaction is the disposal of two subsidiaries that represent businesses as defined in IFRS 3, Business Combinations. The consideration we received was an additional equity interest in RCO plus cash. Given our conclusion on the substance of the transaction, we considered it appropriate to apply paragraph 34 of IAS 27 (2008) with respect to the recognition of a gain, in full, on the sale of those assets to RCO.

When determining if recognition of the gain in full was appropriate, we considered paragraph 22 of IAS 28. However, we concluded that a sale or contribution of shares, representing a business, to an associate does not fall within the scope of paragraph 22 of IAS 28 and thus is not regarded as a downstream transaction. We believe a conflict exists between the loss of control of a subsidiary as discussed in paragraph 34 of IAS 27 (2008) and the sale of assets as discussed in paragraph 22 of IAS 28. Accordingly, we have interpreted that paragraph 22 of IAS 28 does not refer to subsidiaries or groups of assets that constitute businesses. Therefore, we believe the guidance in paragraph 22 of IAS 28 is not applicable and that accounting for the transaction as a disposal of a subsidiary more accurately reflects the substance of the transaction, which led to our application of paragraph 34 of IAS 27 (2008). Accordingly, we have adopted an accounting policy whereby we apply IAS 27 (2008) upon the loss of control of subsidiaries and IAS 28 for sales of assets between investor entities and their associates.

Furthermore, we considered, by analogy, the guidance in paragraph 5 of SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers, which specifically addresses transfers of non-monetary assets to jointly controlled entities, to determine if other guidance could potentially affect our accounting policy choice. However, we believe a conflict also exists between SIC-13 and IAS 27 (2008) with respect to whether or not the definition of non-monetary assets includes subsidiaries that constitute a business. Furthermore, we understand that the IFRS Interpretation Committee ("IFRIC") is analyzing this conflict.  The focus of its analysis is to clarify the definition of non-monetary assets and whether businesses fall within that definition as well as to clarify the resulting accounting treatment of any related gain.

One of the two views brought forward by the IFRIC staff in the agenda paper dated January 2012 is as follows:

“View 1: SIC-13 concepts should not be applied to contributions of a ‘business’, as defined in IFRS 3 (2008), to associates or joint ventures. References to non-monetary assets in IFRS refer to items such as land, intangibles, plant and machinery. IFRS 3.38 differentiates nonmonetary assets from a business (Refer to Appendix A). US GAAP defines non-monetary assets and liabilities as assets and liabilities other than monetary ones and provides examples such as inventories; investments in common stocks; property, plant, and equipment; and liabilities for rent collected in advance (APB 29, paragraph 3).

A subsidiary is defined in IAS 27.4 as an entity, including an unincorporated entity such as a partnership that is controlled by another entity (known as the parent). In its July meeting the IFRIC discussed that an acquirer in a reverse acquisition does not need to be a ‘legal entity’ because the notion of an ‘entity’ in IFRS 3 refers to the concept of the ‘reporting entity’ as defined in the exposure draft Conceptual Framework for Financial Reporting. Therefore, it seems to follow that IAS 27.34 requires a parent to recognize any investment retained in the former ‘reporting entity’ at its fair value through profit and loss if a parent loses control of a ‘reporting entity.

The guidance in SIC-13 and IAS 28.30 (2011) should be used for non-monetary assets. The guidance in IAS 28.22 should be used for sales of assets between an investor and an associate. The guidance in IAS 27 should be used for loss of control of a subsidiary and gains/losses recognized on the loss of control are not restricted to the amount attributable to the other investors’ interests in the JCE or associate.”

The agenda paper also acknowledges that diversity in the application of IFRS with respect to these types of transactions currently exists, such that there appears to be accounting policy choices with respect to the accounting for the loss of control over a business. Additionally, the agenda paper acknowledges that the aforementioned view is followed under U.S. GAAP in BC4 of ASU 2010-02, which states the following:

“U.S. GAAP on consolidation also requires a parent to deconsolidate a subsidiary as of the date the parent ceases to have a controlling financial interest in the subsidiary. Upon deconsolidation, the parent accounts for the deconsolidation of the subsidiary by recognizing any retained investment in the subsidiary at fair value and a gain or loss in net income attributable to the parent. U.S. GAAP on consolidation provides no exceptions to this treatment other than for a deconsolidation through a nonreciprocal transfer to owners, such as a spinoff, for which Topic 845 (Nonmonetary Transactions) applies. Accordingly, the deconsolidation model within Subtopic 810-10 does not include an evaluation of continuing involvement or gain realizability before recognizing the transaction as a divestiture with full gain recognition.”

To date, the IFRIC has not concluded the analysis of this issue; therefore, we believe that until this conflict is resolved, our accounting policy is appropriate in accordance with IFRS, as both IAS 27 and IAS 28 have the same status in the IFRS literature.

We will continue to follow the discussions at the IFRIC with respect to this issue and change our accounting policy, if necessary, once the IFRIC analysis of this issue is finalized.

Notwithstanding our conclusion as to the appropriateness of our accounting, pursuant to your request we have applied the provisions of paragraph 22 of IAS 28 in order to account for a partial gain from the sale of shares of COVIQSA and CONIPSA. Under the guidance included in this paragraph, we would reduce the gain reflected under “other income” in our audited financial statements for the year ended December 31, 2011 by Ps.82,488 (Ps.57,741 net of taxes of Ps.24,747), which represents the unrealized profits on the disposal of the subsidiary. This amount is determined as follows:

Gain on sale of subsidiaries reflected in our consolidated financial statements	Ps.441,110
Unrealized gain attributable to the investor 18.70% (IAS 28.22)	(82,488)
Realized gain	Ps.358,622

We have concluded that this difference is not material based on a quantitative and qualitative materiality analysis of the amount in relation to our consolidated financial statements taken as a whole.

Our analysis is as follows:

Operating income	Ps. 3,696,425

Consolidated net income	1,790,289

Equity	20,824,102

Total assets	98,888,073

Percentage deviation:

Based on operating income	2.231%

Based on consolidated net income	3.225%

Based on equity	0.277%

Based on total assets	0.05%

In our experience, we believe that investors and analysts generally use some measure of operating income or net income to evaluate the performance of the Company. As noted above, the effect on operating income and net income, as well as the other line items above that would be affected if the gain is only partially recognized, is less than 5%. We consider these effects quantitatively immaterial in relation to the account balances that would have been affected, as well as to the financial statements taken as a whole.

We have also considered the materiality of the amount from a qualitative perspective.  Although we believe that investors and analysts generally use some measure of operating income or net income to evaluate performance of the Company, we do not believe the gain masks any trends in those measures or that the effect of recognition of the full gain distorts historical trends in these performance measures. Additionally, the recognition of the full gain does not improve any negative performance measure in our statement of comprehensive income, such as turning any losses into income or otherwise.

With respect to earnings per share from continuing operations attributable to the controlling interest and earnings per share from consolidated net income of the controlling interest, this potential adjustment would change such amounts from Ps.(0.005)  and Ps.2.344 to (Ps.0970) and Ps.2.252, respectively, which changes we also consider to be immaterial within the context of the Company’s financial statements.

Additionally, recognition of a partial gain will not have any significant impact with respect to our compliance with any of our financial covenants or other contractual requirements related to our projects, nor would it have impacted any compensation paid to our executives under our bonus program.

Furthermore, we do not believe that recognition of the full gain hides any failure to meet analysts' expectations regarding our financial information. It is our understanding that their expectations of EBITDA growth for our fiscal year 2011 were approximately 16%, while our actual EBITDA growth was 15.41%. We do not believe that a further potential 0.193% decrease would have negatively affected their expectations.

Finally, we do not expect that partial gain recognition, as opposed to full gain recognition, would result in a significant positive or negative market reaction. In our experience, market reactions have historically been primarily influenced by EBITDA, backlog, performance of projects currently under execution and Mexican infrastructure spending trends.  Recognition of a partial gain does not affect these factors, with the exception of EBITDA, which would have decreased by 0.193%, which we consider to be immaterial.

Based on such analysis, we believe that the difference between recognition of the full gain as opposed to the partial gain is not qualitatively material to the financial statements taken as a whole, nor would recognition of the deviation affect the judgment of a reasonable person relying on our financial information prepared in accordance with IFRS.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[signature page follows]

Sincerely,

/s/ Victor Bravo
Victor Bravo
Chief Financial Officer

cc:	Alonso Quintana Kawage The ICA Corporation Jorge U. Juantorena Cleary Gottlieb Steen & Hamilton LLP Arturo García Chávez Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu Limited

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